                                                              Page 1 of 15 Pages
                                                        Exhibit Index on Page 14





                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 1, 2001 to December 31, 2001
                          ---------------    -----------------
                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934


COMMISSION FILE NUMBER.   0-11174


                   WARWICK VALLEY TELEPHONE COMPANY 401K PLAN
                            (Full title of the Plan)

                        WARWICK VALLEY TELEPHONE COMPANY
                                 47 MAIN STREET
                                   PO BOX 592
                             WARWICK, NEW YORK 10990
                     (Address of principal executive office)

           (Name of Issuer and address of principal executive office)

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN
                  --------------------------------------------


                              FINANCIAL STATEMENTS
                              --------------------


                      FOR THE YEAR ENDED DECEMBER 31, 2001
                      ------------------------------------

                  WARWICK VALLEY TELEPHONE COMPANY 401(K) PLAN
                  --------------------------------------------








              INDEX TO FINANCIAL STATEMENTS, SCHEDULES AND EXHIBITS
              -----------------------------------------------------





                                                                           PAGE
                                                                           ----

Report of Independent Public Accountants                                    3

Statement of Net Assets Available for Benefits,                             4
 as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits, 5 for the
 Years Ended December 31, 2001, 2000 and 1999

Notes to Financial Statements                                            6-11

Schedule of Assets Held for Investment Purposes
as of December 31, 2001                                                    12

Signatures                                                                 13

Exhibit Index                                                              14

Consent Form                                                               15

June 28, 2002



To the Benefits Committee
Warwick Valley Telephone Company
 401(k) Plan
P.O. Box 592
Warwick, New York  10990


                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying statement of net assets available for benefits of Warwick Valley Telephone Company 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years ended December 31, 2001, 2000 and 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits, for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, if fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                           DECEMBER 31, 2001 AND 2000
                           --------------------------



                                                         2001            2000
                                                     -----------     -----------
Investments, at fair value:

  Cash Equivalents (Money Market Fund)               $ 1,254,268     $   691,383

  Warwick Valley Telephone Company Stock               5,295,980       4,095,603

  Registered Investment Companies                      3,858,868       3,501,929
                                                     -----------     -----------

                                                      10,409,116       8,288,915


Participant Loan Receivables                             219,123         186,291
                                                     -----------     -----------


                               TOTAL ASSETS           10,628,239       8,475,206
                                                     -----------     -----------



     NET ASSETS AVAILABLE FOR BENEFITS               $10,628,239     $ 8,475,206
                                                     ===========     ===========













The accompanying notes are an integral part of these financial statements.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
              ----------------------------------------------------



                                                 2001            2000            1999
                                             ------------    ------------    ------------
ADDITIONS:

Additions to net assets attributed to:
  Net appreciation (depreciation) in fair
   value of investments                      $  1,194,554    $ (1,058,595)   $  2,577,246
  Participant loan interest income                 18,728          10,625           3,892
  Interest and dividends                          289,161         483,368         409,935
                                             ------------    ------------    ------------
                                                1,502,443        (564,602)      2,991,073
                                             ------------    ------------    ------------
Contributions:
  Participants'                                   586,071         566,561         527,796
  Employer's                                      426,815         388,636         324,538
  Other                                            10,585          24,369          11,075
                                             ------------    ------------    ------------
                                                1,023,471         979,566         863,409
                                             ------------    ------------    ------------

                TOTAL ADDITIONS                 2,525,914         414,964       3,854,482
                                             ------------    ------------    ------------

DEDUCTIONS:

Deductions from net assets attributed to:
  Benefits paid to participants                   372,881         446,933       1,507,397
                                             ------------    ------------    ------------

                TOTAL DEDUCTIONS                  372,881         446,933       1,507,397
                                             ------------    ------------    ------------

                   NET INCREASE (DECREASE)      2,153,033         (31,969)      2,347,085

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                             8,475,206       8,507,175       6,160,090
                                             ------------    ------------    ------------

                    END OF YEAR              $ 10,628,239    $  8,475,206    $  8,507,175
                                             ============    ============    ============





   The accompanying notes are an integral part of these financial statements.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


1.       DESCRIPTION OF PLAN
         -------------------

           The following description of the Warwick Valley Telephone Company ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General
         -------

           The Plan is a defined contribution plan covering all eligible employees of the Company who are scheduled to work 1,000 hours per year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions
         -------------

           Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, as well as the stock of the Company, as investment options for participants. The Company will match 100% of each participant's contributions, subject to certain limitations. The matching contributions range from 6% to 9% of the annual compensation of eligible participants. The Plan permits eligible participants, as defined in the Plan, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to making qualified voluntary participant contributions.

         Participant Accounts
         --------------------

           Each participant's account is updated daily to reflect activity (contributions, fund transfers, loan repayments, loans and/or withdrawals) and the earnings or losses of the Plan assets in the account.

         Vesting
         -------

         Participant accounts are fully vested and nonforfeitable at all times.

         Participant Loans
         -----------------

           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime plus 1%, with prime being the rate published on the first business day of the month in which the loan is requested. The interest rate does not change for the duration of the loan. Principal and interest is paid ratably through monthly payroll deductions.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


1.       DESCRIPTION OF PLAN (Continued)
         -------------------

         Payment  of Benefits
         -------  -----------

           On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or equal periodic payments. For termination of service due to death, a participant's beneficiary may receive the value of the vested interest in the participant's account as a lump-sum distribution.

           If a participant has any portion of their account invested in Warwick Valley Telephone Company Stock, he or she may take the stock as an "in-kind" distribution or take the stock as cash. "In-kind" distribution means the participant will receive a stock certificate for the whole shares in his or her account. Fractional shares will be paid in cash. If the participant wishes to take the stock portion of their account as a cash distribution, the Company will buy the stock at the bid price on the day the withdrawal is processed.

         Withdrawals
         -----------

           Participants may make withdrawals under the hardship provisions of the Plan while still employed by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         Basis of Accounting
         -------------------

           The accompanying financial statements of the Plan have been prepared on the accrual method of accounting. Contributions due from the Company are recorded on the cash basis, as the weekly remittance of contributions to the Plan results in a negligible amount being due at the end of any month.

         Estimates
         ---------

           The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates. Prior year amounts have been restated to conform to the current year presentation.

         Risks and Uncertainties
         -----------------------

           The Plan provides participants with various investment options: money market and fixed income securities, bonds, and equity funds, as well as the stock of Warwick Valley Telephone Company. All investment securities are exposed to some type of risk, including, but not limited to, exposure to changes in interest rates, market fluctuations, economic conditions, and currency devaluation. Due to the level of risk associated with certain investment securities, it is possible that changes in near term risk factors could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         ------------------------------------------

         Investment Valuation and Income Recognition
         -------------------------------------------

           The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and the Company's common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is traded on the NASDAQ.

           Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest and dividends include distributions from the investments in mutual funds, interest from the money market fund and dividends from the Company stock.

         Plan Expenses
         -------------

           Expenses related to the administration of the Plan have been paid by the Company. These costs represent professional services and amounted to approximately $41,000, $45,000, and $51,000 for the years ending December 31, 2001, 2000 and 1999, respectively.

3.       INVESTMENTS
         -----------

         As of December 31, 2001, participants could invest their funds in the following investment vehicles:

           Schwab Institutional Advantage Money Market Fund
           ------------------------------------------------

             A fund that purchases short-term bonds from a diversified selection of government entities and businesses including utilities, energy, financial, durables, staples, services, retail, health and technology.

           Warwick Valley Telephone Company Common Stock Fund
           --------------------------------------------------

             The fund invests entirely in common stock of Warwick Valley Telephone Company.

           Fidelity Magellan Fund
           ----------------------

             This fund seeks capital appreciation. The fund invests primarily in common stocks and convertible securities, with up to 20% of assets invested in debt securities of all types and qualities. It features domestic corporations operating primarily in the U.S., domestic corporations that have significant activities and interests outside the U.S., and foreign companies.

           Fidelity Growth and Income Fund
           -------------------------------

             This fund seeks long-term growth, current income and growth of income, consistent with reasonable investment risk. The fund invests primarily in dividend-paying common stocks with growth potential.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


3.       INVESTMENTS (Continued)
         -----------

           Fidelity Puritan Fund
           ---------------------

             This fund seeks income consistent with preservation of capital. This fund invests in a diversified array of high-yielding securities such as common stocks, preferred stocks and bonds. The fund may purchase foreign securities, zero-coupon bonds and indexed securities.

           Fremont Bond Fund
           -----------------

             This fund seeks total return consistent with preservation of capital. The fund ordinarily invests at least 65% of assets in debt securities, such as U.S. and foreign government obligations, domestic and foreign corporate debt and mortgage and asset-backed securities.

           Vanguard Wellington Fund
           ------------------------

             This fund seeks conservation and reasonable income. The fund normally invests 60% to 70% of assets in common stocks and convertible securities. It typically invests the balance of assets in investment-grade corporate debt and U.S. government obligations. The fund may invest up to 10% of assets in foreign securities.

           Vanguard U.S. Growth Fund
           -------------------------

             This fund seeks long-term growth of capital. The fund invests primarily in common stocks and convertible securities issued by established U.S. companies. In selecting investments, the advisor emphasizes companies that it believes to have exceptional growth records, strong market positions, reasonable financial strength and relatively low sensitivity to changing economic conditions.

           Weitz Value Fund
           ----------------

             This fund seeks capital appreciation, current income is secondary. The fund invests primarily in equity securities. The advisor seeks securities trading at prices lower than their intrinsic values. The fund may invest in foreign securities and securities that are not readily marketable. It may also write covered call options.

           Invesco Dynamics Fund
           ---------------------

             This Fund seeks capital appreciation by investing primarily in common stocks of domestic companies.

           Oppenheimer International Growth Fund
           -------------------------------------

             Oppenheimer International Growth Fund seeks capital appreciation. The fund normally invests at least 65% of assets in foreign equities; it typically invests in at least three foreign countries, including emerging-market nations.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS


3.       INVESTMENTS (Continued)
         -----------

           Pilgrim GNMA Income Fund
           ------------------------

             Pilgrim GNMA Income Fund seeks current income consistent with liquidity and safety of principal. The fund normally invests at least 80% of assets in Government National Mortgage Association (GNMA) certificates.


           State Street Research Aurora Fund
           ---------------------------------

             State Street Research Aurora Fund seeks high total return. The fund normally invests at least 65% of assets in small company value stocks. It invests in companies that appear to be trading below their true worth. The fund normally invests in convertible securities, warrants, common and preferred stocks.

         The fair value of investments as of December 31, 2001 and 2000 are as follows:

                                                            12/31/01              12/31/00
                                                          -----------           -----------

           Schwab Money Market Fund                       $ 1,254,268*          $   691,383*
           Warwick Valley Telephone Company
             Common Stock                                   5,295,980*            4,095,603*
           Fidelity Magellan Fund                           1,141,370*            1,196,902*
           Fidelity Growth and Income Fund                    938,019*              906,383*
           Fidelity Puritan Fund                              306,193               289,083
           William Blair Income Fund                             -                   58,944
           Fremont Bond Fund                                  182,060               137,234
           Vanguard Wellington Fund                           271,167               153,718
           Vanguard U.S. Growth Fund                          340,039               350,762
           Weitz Value Fund                                   544,619*              396,302
           GAM International A Fund                              -                   12,601
           Invesco Dynamics Fund                                8,631                  -
           Oppenheimer Int'l Growth Fund                        5,425                  -
           Pilgrim GNMA Income Fund                            27,204                  -
           State Street Research Aurora Fund                   94,141                  -
                                                          -----------           -----------

                             TOTAL INVESTMENTS            $10,409,116           $ 8,288,915
                                                          ===========           ===========

           *Individual investments representing 5% or more of the Plan's net assets.

           The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during the year ending December 31, 2001 as follows:

           Mutual Funds                                     $  (418,464)
           Warwick Valley Telephone Company Common Stock      1,613,018
                                                            -----------
                             TOTAL                          $ 1,194,554
                                                            ===========

4.       FEDERAL INCOME TAX STATUS
         -------------------------

           The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Accordingly, the Plan is exempt from paying income taxes.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


5.       PLAN TERMINATION
         ----------------

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will continue to have a nonforfeitable interest in their Plan account.

6.       RELATED PARTY TRANSACTIONS
         --------------------------

           Certain expenses of administration and servicing of the Plan, including payroll related expenses of administrative and clerical personnel and fees of the Trustee are provided by the Company without charge to the Plan. The Plan has certain investments that qualify as party-in-interest investments. These would consist of the Plan's investments in the Warwick Valley Telephone Company Common Stock and the Schwab Money Market Fund, as the Charles Schwab Trust Company is a trustee for the Plan.

                  WARWICK VALLEY TELEPHONE COMPANY 401(k) PLAN
                  --------------------------------------------

u
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31,2001
                                ----------------

                                 EIN: 14-1160510
                                 ---------------
                                     PN: 006
                                     -------

                                                     NUMBER OF       MARKET
                                                      SHARES         VALUE
                                                   -------------  ------------
Cash Equivalents:

 *Schwab Money Market Fund                           1,254,268   $ 1,254,268

Common Stock:

 *Warwick Valley Telephone Company                      91,310     5,295,980

Investments in Registered Investment Companies:

  Fidelity Magellan Fund                                10,952     1,141,370
  Fidelity Growth and Income Fund                       25,094       938,019
  Fidelity Puritan Fund                                 17,328       306,193
  Fremont Bond Fund                                     18,026       182,060
  Vanguard Wellington Fund                               9,947       271,167
  Vanguard U.S. Growth Fund                             18,039       340,039
  Weitz Value Fund                                      15,883       544,619
  Invesco Dynamics Fund                                    542         8,631
  Oppenheimer Int'l Growth Fund                            360         5,425
  Pilgrim GNMA Income Fund                               3,149        27,204
  State Street Research Aurora Fund                      2,910        94,141
                                                                 -----------

      Total                                                        3,858,868
                                                                 -----------

Participant Loans:

  Participant loan accounts (rates 5.75%-10.50%)
   (Maturities range from 2002-2006)                                 219,123
                                                                 -----------


                  TOTAL INVESTMENTS                              $10,628,239
                                                                 ===========

   *Denotes party-in-interest




The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, Warwick Valley Telephone Company, The Trustee, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   Warwick Valley Telephone Company 401(k) Plan





                                      By: /s/ Bonnie Jackowitz
                                          --------------------
                                          Bonnie Jackowitz, Plan Administrator










Date June 28, 2002

                                                   EXHIBIT INDEX



Exhibit Number     Exhibit
--------------     -------

      23           Consent of Independent Public Accountants (Filed herewith)